

September 15, 2009

<u>Via U.S. Mail and Facsimile</u>

Mr. Arnold Leonora
  Chief Executive Officer
AIR TRANSPORT GROUP HOLDINGS, INC.
7453 Woodruff Way
Stone Mountain, Georgia 30087

>   **Re: Air Transport Group Holdings, Inc.**
>   **Item 4.01 Form 8-K, Amendment No. 1**
>   **Filed September 8, 2009**
>   **File No. 333-151350**

Dear Mr. Leonora:

We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Item 4.01 Changes in Registrant's Certifying Accountants

We have reviewed your amended filing and have the following comments. Please further amend your Item 4.01 Form 8-K disclosures in their entirety to reflect the following:

1.   See the disclosure in the third paragraph under the section "(a) Dismissal of independent registered public accounting firm." Please revise the first sentence to specifically disclose that "The PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation." Your current disclosure indicates you received a letter from the SEC on August 27, 2009 stating that the PCAOB revoked the registration of Moore.

2.   In addition, as requested in the last paragraph of our letter to you dated September 3, 2009, please tell us how you intend to address any re-audit requirements. The amendment to the Item 4.01 Form 8-K and requested response should be filed as soon as possible.

****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

<u>Closing</u>

You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

Beverly A. Singleton
Staff Accountant